December 4, 2009
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Mr. Larry Spirgel Assistant Director Division of Corporation Finance

Re: SK Telecom Co., Ltd. Form 20-F for the year ended December 31, 2008
Dear Mr. Spirgel:
Reference is made to your letter, dated November 6, 2009, regarding the annual report of SK Telecom Co., Ltd. (the “Company”) on 20-F for the fiscal year ended December 31, 2008 (the “Annual Report”) filed pursuant to the requirements of the Securities Exchange Act of 1934, as amended. We would like to thank you for your review of the Annual Report.
We set forth in this letter our responses to the numbered comments in your letter. For your convenience, we have included the text of the staff’s comments in bold and keyed our responses accordingly. Page and paragraph references are to the Annual Report, and capitalized terms used herein without definition have the meanings ascribed to them in the Annual Report.
Form 20-F for Fiscal Year Ended December 31, 2008
1.	We note your response to our comment 1. We further note that in the reconciliation on page F-86 the line item relating to minority interest is “Net income attributed to minority interest” even though there is a net loss for each period. Please confirm to us that in future filings you will specify in the reconciliation whether the amount is a net loss or net income and you will clarify in a supporting footnote the nature of this adjustment and the basis for your treatment of it in the reconciliation.

In 2009, with the adoption of SFAS 160, Non-controlling Interests in Consolidated Financial Statements, and the required retrospective presentation, there will be no GAAP difference for any year related to this item and as such there will not be a reconciling item.

2.	We note your response to our comment 5. Please confirm that in future filings you will include this table to help investors understand the tax effect on the different components of GAAP reconciliation.

In our future filings, we will include the table included in our response, dated October 16, 2009, to help investors understand the tax effect on the different components of GAAP reconciliation.

3.	Please explain to us why the amount of the adjustment for the effect of changes in tax law of 30,066 on page F-86 does not equal the tax effect from statutory rate change on reconciling item of 39,764, appearing in your response to comment 5.

As disclosed in the second paragraph of footnote 33 a, Income Taxes, on page F-78, the amount of ~~W~~30,066 million on page F-86 was recorded to reflect the GAAP difference in recognizing the effect of enacted tax rate changes on deferred tax items recorded net in shareholders’ equity. Under U.S. GAAP, the effect of such enacted rate changes is recorded in net income in the period of enactment of the new tax law, whereas under Korean GAAP the effects of the tax rate change on items recorded in shareholders’ equity are adjusted directly in shareholders’ equity. As such, the adjustment of ~~W~~30,066 million on net income represented the effect of enacted changes in tax rates related to items recorded directly in shareholders’ equity under Korean GAAP, which was recorded in net income under US GAAP.

On the other hand, the ~~W~~39,764 million appearing in our response to the previous comment 5 represents the effects of the enacted tax rate change on the deferred tax provision for items reconciling Korean GAAP net income to U.S. GAAP net income for the current year as well as the accumulated GAAP net income differences from prior periods.

As such, the referred two adjustments above were recorded for different reasons and are not intended to agree each other.

4.	Please refer to the information provided in response to comment 5 and explain to us why you are deducting the net loss attributable to minority interests in your calculation of the amount of taxable U.S. GAAP adjustments.

Under Korean GAAP, the Company’s reported net income included the net loss attributable to minority interests but, under U.S. GAAP (prior to the adoption of SFAS 160, Non-controlling Interests in Consolidated Financial Statement,), net income does not include any income attributable to minority interests as explained in our response to your prior comment 1. The add-back of the net loss attributed to minority interests was made to reconcile the net income based on Korean GAAP, the starting point, to net income based on U.S. GAAP and all adjustments with income tax effect have been calculated based on the amount attributed to majority interest. Therefore, the net loss attributable to minority interests added back was not considered in our calculation of the amount of taxable U.S. GAAP adjustments.

5.	Regarding the table provided in your response to comment 5, please explain to us why you are deducting 17,077 from the total GAAP adjustments on net income when the original GAAP adjustment on page F-86 is also a deduction. Also, explain why the amount is only 17,077.

The ~~W~~17,077 million adjustment is related to a gain on a currency swap of SK Broadband Co., Ltd. (“SK Broadband”), a consolidated subsidiary under Korean GAAP, and a equity method investee under U.S. GAAP as disclosed in footnote 33 t, Scope of Consolidations, on page F-84. This adjustment for the gain would normally create a deferred tax liability. However, since SK Telecom does not believe it will realize the associated net deferred tax assets from its investment in SK Broadband, the deferred tax liability is effectively not recognized and as such an adjustment to the table in our response to the prior comment 5 is necessary. The remaining amounts of the original GAAP adjustment on page F-86 are captured in the table provided in our response to the previous comment 5 in the “Total GAAP adjustments on net income” of ~~W~~100,528 million.

6.	We note your response to our comment 13. Please confirm to us that in future filings you will expand your disclosure to explain the relationships between these entities and the impact these relationships have on the accounting. Also explain to us how you calculated the U.S. GAAP equity method adjustments using the ownership percentage provided to us in your response, and disclose in sufficient detail. Include an explanation of your treatment of SK C&C’s ownership interest in SK Telecom when calculating the equity method adjustment amounts for your investment in SK C&C.

During 2009 SK Telecom’s ownership interest in SK C&C has been reduced down to 9% from 30% as of December 31, 2008. As such, we do not expect the disclosure relating to impact of SK C&C’s ownership interest in SK Telecom to be material going forward.

However, we hereby confirm that in future filings, if we assess that such disclosure is material, we will expand our disclosure to explain the relationships between the entities of SK C&C, SK Holdings, and SK Telecom and the impact these relationships have on the accounting considering our response to your prior comment 13.

We owned 30% of SK C&C, as of December 31, 2008, but our investment in SK C&C was reduced by SK C&C’s indirect reciprocal holding of SK Telecom via SK Holdings when calculating the equity method adjustment amounts. Please note that we have disclosed the condensed financial information of SK C&C in footnote 33 v on page F-85 which SK Telecom had used in applying equity method of accounting for its ownership interest of 30% in SK C&C. The referred condensed financial information of SK C&C presents SK C&C’s financial information under U.S. GAAP excluding the effects of the reciprocal interest in SK Telecom. We then applied 30% to the financial information of SK C&C on F-85 to compute SK Telecom’s income from investment in SK C&C. As a result of this calculation method, the Company excludes SK C&C’s indirect reciprocal holding of SK Telecom via SK Holdings.

Included in the table below is the net income of SK C&C taken from the condensed financial information on F-85. The Company calculates the equity method adjustments as follows (In millions of Korean won):

     Net income adjustments:

	2007	2008
Net income of SK C&C on page F-85(Note A)	1,055,570	161,820
Our ownership interests in SK C&C	30%	30%

Equity in earnings based on the ownership percentage	316,671	48,546
Equity in earnings already recorded under Korean GAAP on page F-38 (Note B)	(230,252)	—
Dividend income already recognized under Korean GAAP (Note C)	—	(1,800)
Other	(2,634)	899

Net income adjustment for U.S. GAAP purposes on page F-86	83,785	47,645

(Note A) Net income of SK C&C on page F-85 excludes SK C&C’s interests of SK Telecom results via SK Holdings.

(Note B) As previously disclosed within note a on page F-38 and in footnote 33 v, Reclassification of Investment in Equity Securities of SK C&C, the Company reclassified its investment in SK C&C from an equity method investment to an available-for-sale security during the fourth quarter of 2007 under Korean GAAP. Accordingly, the Company had recorded equity in earnings from the SK C&C investment for the first three quarters of 2007 and only the fourth quarter income was additionally recorded for U.S. GAAP purposes as SK C& C remained an equity method investee under U.S. GAAP.

(Note C) As noted above, the Company’s investment in SK C&C has been reclassified to available-for-sale security and the dividend income has already been recognized under Korean GAAP in 2008. Accordingly, the amount was deducted from the net income adjustment related to the SK C&C investment.

Shareholders’ equity adjustments:

	2007	2008
Shareholder’s equity of SK C&C on page F-85	2,001,110	2,218,482
Our ownership interests in SK C&C	30%	30%

Shareholder’s equity based on the ownership percentage	600,333	665,544
Differences between the acquisition cost and fair value of net asset of equity method investee at acquisition date	4,058	4,058

Carrying value of the equity investment under U.S. GAAP	604,391	669,602
Carrying value of the investment under Korean GAAP on page F-27	(1,037,604)	(676,716)

Shareholder’s equity adjustment for U.S. GAAP purpose on page F-87	(433,213)	(7,114)

After further consideration we recognize that our disclosures related to this matter could have been made clearer. In our future filings we will disclose that SK C&C’s summarized financial information is presented in U.S. GAAP instead of netting the effects of the reciprocal investment in the summarized financial information. We will then describe the adjustments made to our investment in SK C&C to remove the effect of the reciprocal interests of SK C & C’s ownership interest in SK Telecom through SK C&C’s ownership in SK Holdings.

7.	Regarding the condensed financial information of SK C&C Co., Ltd. presented within footnote 33v, please disclose the accounting principle (U.S.GAAP or Korean GAAP) under which this information was prepared and advise us. Please provide a similar clarification with respect to the information presented within footnote 33t.

Both the condensed financial information of SK C&C Co., Ltd. presented within footnote 33v and the information presented within footnote 33t were prepared under U.S. GAAP. In future filings, we will make a reference to applicable accounting principles under which information is prepared.

8.	We note your response to our previous comment 14. However, since you reported equity in loss of unconsolidated businesses in 2008, we remain unclear why your reported provision for income taxes on page F-100 is less than the amount reported in 2008 on page F-92. It seems the gross income tax amount disclosed on page F-92 should be less since it should be reduced by the benefit from this loss from the equity method investments. Please advise us and clarify your disclosures.

The Company has evaluated the available evidence about future taxable income and other possible sources of realization of deferred tax assets. We believe that it is more likely than not that we will be unable to realize the deferred tax assets related to a significant portion of losses from our equity method investments during 2008 and a valuation allowance has been established against such portion. Accordingly, tax benefits were not recognized in most instances of equity losses and therefore the reported provision for income taxes on page F-100 is less than the amount reported in 2008 on page F-92.

In addition, as noted in our previous response, in future filings we will exclude the income taxes netted against equity earnings of the equity method investments from the disclosure so that the amounts on page F-100 and on page F-92 will agree.

9.	In addition, please explain to us why the sum of your income tax provision reported under Korean GAAP and the income tax adjustment reported within the net income reconciliations on page F-86 do not equal the income tax provision amounts reported on page F-100.

The Company believes the sum of its income tax provision under Korean GAAP and the income tax adjustments within the net income reconciliation on page F-86 would not equal the income tax provision under U.S. GAAP reported on F-100 due to the (1) difference in scope of consolidations under Korean GAAP and U.S. GAAP and (2) income tax effect related to the disposition of the Company’s investment in Helio LLC (“Helio”). The following is a reconciliation of the income tax provision for the year ended December 31, 2008 under from Korean GAAP to U.S. GAAP (In millions of Korean won):

2008
Income tax for continuing operation under Korean GAAP on page F-7	298,850
Income tax provision difference related to:
Scope difference (Note A)	52,200
Income tax benefit from Helio investment (Note B)	(109,579)
Income tax adjustments on the reconciliation page F-86;
FIN 48 effect	(2,778)
Tax effect of the reconciling items	(46,947)
Effect of changes in tax law	(30,066)
Income tax netted with equity in earnings (Note C)	(29,186)

Income tax provision under U.S. GAAP on page F-100	132,494

(Note A) As disclosed in footnote 33t, Scope of Consolidations, on page F-84, the Company noted: “Under Korean GAAP, entities of which the Company or a controlled subsidiary owns more than 30% of the total outstanding voting stock and is the largest stockholder are consolidated. However, U.S. GAAP generally requires that any entity of which the Company owns 20 to 50 % of total outstanding voting stock be not consolidated if control does not exist; rather that entity should be accounted for under the equity method of accounting.” Entities subject to the explained scope difference include SK Broadband and the adjustment of 52,200 primarily pertained to the increased depreciation expense of SK Broadband due to the purchase price allocation under Korean GAAP, which reduced the tax basis. Since SK Broadband is accounted for under the equity method accounting under U.S. GAAP, such tax benefit was not recorded as a reduction of tax provision but recorded as equity in earnings to the extent of the Company’s ownership interests.

(Note B) As disclosed on page F-25 and noted in our response to your prior comment 4, the Company disposed its investment in Helio whose results of operations have been classified as discontinued operations in accordance with Korean GAAP while its operational results were presented as continued operations for U.S. GAAP purposes. Under Korean GAAP, the Company reported the results of Helio’s operations, net of income tax, presented as a single item between income tax expense from continuing operation and net income. However, Helio operated at a loss and the income tax benefit was recognized as unrealized equity in losses of Helio and was realized as a result of the disposal under Korean GAAP as seen on page F-25, which was then reversed in the reconciliation above to arrive at the provision for income taxes under U.S. GAAP as the operation result of Helio is still presented as continuing operations for U.S. GAAP purposes.

(Note C) In our response to your prior comment 14, we noted that the amount represented income tax expense netted with equity earnings of the equity method investments for 2008.
In future filings, we will enhance our disclosure in conjunction with tax related amounts and reconcile such amounts between disclosures as applicable.

10.	We note your explanation for the shareholders’ equity adjustments in your response to comment 3 and the goodwill reconciliation appearing within your response to comment 15. Explain to us the difference in the adjustment amount identified as “Reversal of accumulated goodwill amortization for subsidiaries” in the reconciliation provided in your response to comment 15 and the amount of the reversal of amortization of goodwill in 2008, appearing in the reconciliation provided in your response to comment 3.

The difference in the amount of ~~W~~1,015,231 million identified as “Reversal of amortization of goodwill”, appearing in our response to your prior comment 3, and the amount of ~~W~~982,458 million identified as “Reversal of accumulated goodwill amortization for subsidiaries” within our response to your prior comment 15 is due to the following items (In millions of Korean won):

12/31/2008
Reversal of amortization of goodwill included as a shareholders’ equity adjustment	1,015,231
(Less) the accumulated amortization of goodwill related to equity method investee (Note A)	(44,509)
(Add) goodwill amortization attributed to minority interest (Note B)	11,736

Reversal of accumulated goodwill amortization for subsidiaries adjusted within the goodwill reconciliation	982,458

(Note A) The reversal of amortization of goodwill of 1,015,231 includes amounts related to both equity method investees and subsidiaries. Accumulated amortization of 44,509 was related to equity method investees, not subsidiaries, under U.S. GAAP, and as such the amortization was recorded in equity in earnings of unconsolidated businesses but does not affect balance of goodwill.

(Note B) The amount of 11,736 represents the reversal of goodwill amortization attributed to minority interests, which increases the goodwill amount and minority interests but would not affect shareholders’ equity as amortization of goodwill was not recorded under U.S. GAAP.

11.	Please explain to us the difference in the amount identified as “increase of goodwill due to the additional equity investment in subsidiaries,” appearing in your response to comment 15, and the amount identified as “additional equity investment in subsidiaries...” disclosed in footnote 33i and within your response to comment 9.

The difference in the amount of ~~W~~1,012,861 million identified as “Increase of goodwill due to the additional equity investment in subsidiaries”, appearing in our response to your prior comment 15, and the amount of ~~W~~1,031,781 million identified as “Additional equity investment in subsidiaries disclosed in footnote 33i” within our response to your prior comment 9 is due to the following items added to either of the above amounts (In millions of Korean won):

12/31/2008
Additional equity investment in subsidiaries disclosed in footnote 33i	1,031,781
(Less) additional equity investment of our equity method investee (Note A)	(30,379)
(Add) increase of goodwill due to U.S. GAAP adjustment (Note B)	11,459

Increase of goodwill due to the additional equity investment in subsidiaries	1,012,861

(Note A) The following has been disclosed within footnote 33 i, Additional Equity Investments in Subsidiaries: “Under Korean GAAP, when additional interest is acquired after acquiring a majority interest in a subsidiary, the differences between the Company’s acquisition cost of the additional interest and the corresponding carrying amount of the acquired additional interest in a subsidiary is presented as an adjustment to capital surplus. Under U.S. GAAP, the cost of an additional interest would be allocated based on the fair value of net assets at the time the additional interest is acquired, with excess allocated to goodwill”.

Based on such GAAP differences, the Company accounted for 30,379 above as an equity transaction under Korean GAAP primarily resulting from additional equity investments in TU Media Corp. and recorded the amount in shareholders’ equity. However, as noted in footnote 33t on page F-84, the investment in TU Media Corp. is accounted for under the equity method of accounting under U.S. GAAP. Therefore, the amount would not affect Company’s goodwill under U.S. GAAP and was deducted from the reconciliation above. Please refer to (Note a) of our response to your prior comment 9.

(Note B) As explained in (Note A) above, under Korean GAAP the acquired additional interest in a subsidiary was recorded at carrying amount but under U.S. GAAP identifiable net assets were recorded at their fair value at the date of the acquisition of additional interest. As mentioned on (Note d) of our response to your prior comment 15, the amount of 11,459 represents the addition to goodwill to reflect such GAAP difference in measurement of the acquired additional interest (net assets).

12.	Please explain to us where the additional goodwill discussed in Note b of your response to comment 9 appears in your calculation of the amount of goodwill under U.S. GAAP provided in response to comment 15.

We respectfully inform the Staff that we demonstrated in Note b of our response to your prior comment 9 that the amount of ~~W~~34,091 million represented the goodwill recognized for the additional interests acquired by SK Broadband in its subsidiary. As noted in our response to your comment 5 above, the investment in SK Broadband is accounted for under the equity method of accounting under U.S. GAAP and therefore the additional goodwill on SK Broadband would not have appeared on our goodwill reconciliation under U.S. GAAP provided in our response to your prior comment 15.

13.	We note in Note c in your response to comment 15 that the amount of goodwill under U.S. GAAP includes minority interest. Please explain why you have assigned goodwill to what appears to be the portion of a less than wholly owned investee not held by the Company.

SK Telecom holds a majority ownership interest of 65.71% of SK Communications Co. Ltd. (“SK Communications”) as of December 31, 2008. During fiscal 2007, Empas Corp. (“Empas”) was fully acquired by SK Communications.

The amount of goodwill under U.S. GAAP recorded by SK Telecom represents the entire goodwill recorded by SK Communications as a result of the acquisition of Empas. Goodwill is comprised not only of the portion related to its ownership portion of 65.71% of SK Communications but also the portion related to the non-controlling interest of 34.29% since SK Communications is consolidated and the acquisition of Empas occurred after SK Communications became a subsidiary of SK Telecom.

14.	The reconciliation of goodwill based on U.S. GAAP and goodwill based on Korea goodwill you provide in your response to our comment 15 would help clarify and summarizes for investors the differences in these two amounts. Please confirm to us that you will include this reconciliation in future filings.

We hereby confirm that we will include the reconciliation of goodwill based on U.S. GAAP and goodwill based on Korean GAAP in future filings.

*     *     *     *     *
     We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings with the U.S. Securities and Exchange Commission (the “Commission”), that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United Sates.
     We hope that foregoing is responsive to your inquiries. Please direct any further questions or comments to the Company’s Investor Relations Department, to the attention of Kyung-hwan Chung at +82-2-6100-1635 (fax: +82-2-6100-7827), or the Company’s outside counsel, Cleary Gottlieb Steen & Hamilton LLP, to the attention of Jinduk Han at (852) 2532-3723 (fax: 852-2160-1023) or Dong Chul Kim at (852) 2532-3728 (fax: 852-2160-1063).

Sincerely,
/s/ Dong-Hyun Jang
Dong-Hyun Jang
Chief Financial Officer

cc:	Robert S. Littlepage Jr. Accounting Branch Chief Division of Corporation Finance

Melissa Kindelan Staff Accountant Division of Corporation Finance

Jinduk Han Partner Cleary Gottlieb Steen & Hamilton LLP